December 9, 2005

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

Attention: Abby Adams, Special Counsel

100 F Street, N.W.

Washington, D.C. 20549-0303

Re:	OSE-USA, Inc. (“OSE”)
Orient Semiconductor Electronics Limited (“OSET”)
OSE Acquisition Corporation (“OSEA”):
Preliminary Schedules 13E-3 and 14C Filed 10/14/2005
Our File No.: 30207.010

Dear Ms. Adams:

This letter responds to your letter dated November 10, 2005 addressed to our legal counsel John Carr (the “Comment Letter”), which comments upon and requests that we respond to questions regarding the documents listed above which we have previously filed in connection with the proposed privatization of OSE. At the same time, OSE is filing a revised Preliminary Information Statement on Schedule 14C (including a copy marked to show changes in compliance with Rule 14c-5(e)) and we are filing a revised Preliminary Schedule 13E-3 to reflect changes in cross-references to the Preliminary Information Statement.

We have reviewed the Comment Letter with the assistance of our legal and financial advisors; in addition, Mr. Carr spoke with you by telephone on November 16 and 17 and December 7 to discuss certain issues. Our responses below are keyed to the numbers of the items in the Comment Letter without repetition of the comments themselves, except to the extent necessary for clarity.

We wish first to bring to your attention two major considerations which influenced our initial filings and which are related to many of your comments:

(1) As Mr. Carr informed you on November 17, as our legal advisor he attempted to select an appropriate model among recent EDGAR filings for our Schedule 13E-3 and OSE’s Schedule 14C in order to be able to prepare documents which would satisfy the Division’s review standards. After reviewing all recent “going private” filings with the Commission, Mr. Carr determined, and so advised us, that documents filed by Davel Communications, Inc. on April 12 and May 2, 2005, would be reasonable models in view of a number of similarities in circumstances, among them: (1) a subject company with a very large accumulated deficit and stock trading at a very low level over a period of years in a thin market; (2) the small amount of consideration paid - $0.015 per share; (3) the Delaware domicile of the entities involved; (4) the approval of the going private transaction by written consent of a majority shareholder; (5) the elimination of all minority shareholders in the transaction and the absence of any special consideration for minority shareholders in the form of separate approval rights, special counsel or appraisal services, or the services of an unaffiliated representative in the negotiation of the transaction; and (6) a principal purpose to avoid the expense of compliance with registration and reporting requirements under the federal securities laws.

We have observed that a number of your comments concern disclosure issues as to which we attempted to follow the Davel model, as for example, the titles of certain sections and the use of “embedded lists.” We recognize, of course, that there are significant differences – for example, the Davel transaction was completed by a reverse stock split rather than a statutory merger, and the Davel negotiations included offers and discussions with a number of interested third parties – and that we are not privy to the review process which resulted in the Davel filings. We bring attention to this issue, however, not to claim any entitlement but rather to explain why our filings contained (or did not contain) disclosures which your comments suggest made the documents in our initial filings deficient with respect to the requirements of Schedule 13E-3 and Regulation M-A.

(2) Many of your comments flow from an apparent concern that we have given insufficient attention to the effects of our Merger on OSE’s unaffiliated common stockholders. We are of course aware, and were advised by our legal counsel, of the requirements imposed by Delaware case law when a proposed “going private” merger involving a controlling stockholder is contested by minority stockholders. Our approach, therefore, has been deliberate. A comparison with the underlying circumstances of Vice Chancellor Strine’s opinion delivered earlier this year in the case of In re Cox Communications, Inc. Shareholders Litigation. Cons. C.A. 613-N is instructive. When there is significant value to be disputed, proponents of such a transaction prepare beforehand with independent director and minority stockholder approval conditions, and public announcement is followed rapidly – often the same day that the transaction is first publicly announced – by a race to the courthouse by plaintiff’s lawyers to be first to file a complaint alleging unfairness to unaffiliated stockholders. By contrast, the response to our public announcement, aside from a few emails from unhappy stockholders and a predictable settling of the market price at or near the proposed Cash Consideration level of $.006, has been utter silence.

We believe that to impose the customary panoply of procedural safeguards – committees of independent directors, minority stockholder representatives and approval conditions and the like – upon a transaction such as ours would provide no practical benefit for our unaffiliated stockholders, would generate additional significant and unnecessary costs, and could deter what is in fact a rescue operation by Orient. Should our proposal be legally challenged by any of our unaffiliated stockholders before it is accomplished, an outcome which we do not expect since there is so little left in the company to fight over, our probable response, should we be unable to settle such an action quickly and at minimal cost, would be to abandon the transaction and take OSE into voluntary liquidation.

We saw no reason to focus on these necessarily hard facts and probabilities in order to explain to our unaffiliated stockholders the reasons for our decision not to provide the customary procedures for assuring overall fairness when there is substantial value and a genuine and material dispute as to its amount, and we took the Davel Communications filings as an appropriate model, we hoped, for a different and more realistic approach which would be recognized by the Division. If in this we were mistaken, we of course apologize, and have attempted to modify our disclosures, both generally and in direct response to your specific comments, to focus more directly and frankly on the effect of the Merger and of the procedures we have taken to accomplish it on our unaffiliated stockholders.

Cover Page

1. You note that the common stock “traded at $0.04 in the past two quarters, which is 667% of the merger consideration, and as much as $0.103 in the second quarter of this year,” and ask what consideration we gave to these facts in determining that the merger price “will provide liquidity.” As we understand it, the point of this observation is to question whether the merger consideration of $0.006 per share would provide true liquidity if it is significantly less than recent trading prices. However, your statements as to recent trading prices are incorrect. According to OSE’s records, the common stock last traded at the level of $0.04 on December 22, 2004, and during all of 2005 has exceeded $.03 on only 7 days between January 1 and February 10. The stock last traded at the level of $.10 per share or more on three consecutive days early in the second quarter of 2004 and, prior to that, during the third quarter of 2001. The Fairness Opinion further observes that the stock has traded at or below the one cent level for most of 2005. Hence, we believe that the merger consideration compares more favorably with recent market activity than the numbers which you indicated would suggest. This market activity was considered and given appropriate weight both by our boards of directors and by our financial advisor in preparing its Fairness Opinion. We have augmented the chart in the section “Market Prices of our Common Stock and Dividend Policy” to include market information for the first three quarters of 2005 to clarify the recent market history.

Further, by “liquidity” we signify merely the common understanding of that term, that is, the ability to convert an asset to cash. OSE’s public float is over 38 million shares. During the first three quarters of 2005 there were 180 trading days; daily trading volume was zero on 57 trading days (including 13 days in September alone), was 100,000 shares or less on 101 additional days, exceeded 100,000 shares but not 1,000,000 shares on 22 additional days, and exceeded 1,000,000 shares on only 2 days (March 21 and 23). Market volume during 2005 has not differed significantly from that of recent years. By any standard, this is an extremely thin market, and we believe it is typical of financially distressed companies. By contrast, the Merger will enable all shareholders to obtain cash for their shares, and we believe it is appropriate to refer to this as a “liquidity” event.

We did of course consider, in determining not to conduct a tender offer, the possibility that the $.006 per share merger consideration is so small that it might inhibit minority shareholders from accepting the merger consideration and thus prevent achieving the very purpose of a tender, which would be to reduce the number of shareholders as a prerequisite to deregistering OSE’s common stock. We disclosed this in our original filing, and refer you to the discussion under the headers “Special Factors – Alternatives Considered by the Board of Directors” on p. 12 of the Preliminary Information Statement.

Notwithstanding, we concede that the Merger will be coercive as to OSE’s minority shareholders – that is, they either must accept the merger consideration or assert appraisal rights under Delaware law in order to challenge it. We therefore have decided to re-characterize the offer of the merger consideration as an event which will enable all of our unaffiliated stockholders shareholders to exchange their shares for cash rather than as a “liquidity opportunity.” We hope these changes will answer the Division’s expressed concerns.

Summary Term Sheet

2. The total amount of the cash consideration to be paid to the minority shareholders, $228,600, has already been disclosed in the Summary on page 2 of the Preliminary Information Statement and in the third paragraph of the Cover Sheet. This seems to us to comply with the request stated in your comment; however we have added an additional reference in the Summary to make the disclosure more prominent.

Special Factors

3. (a) We have revised the disclosure to make clear that the three methods described were the only ones to which our boards gave significant consideration and to clarify that the reasons for not pursuing either a self-tender or a third party tender were the same – the cost involved and our apprehension that a tender of any kind would run a significant risk of not obtaining sufficient shares to complete the process by a short-from merger. We have further revised the disclosures to make clear that we did not consider any procedure which would result merely in reducing the number of OSE shareholders just below the 300 level, since not only would such a procedure treat minority shareholders unequally but it also would give us no assurance that we would be able to maintain the number of record owners of OSE common stock below the 300 level.

(b) We do not understand why further discussion of a reverse stock split is necessary. The disclosure makes clear that, although this is a common method of going private, we were advised that a reverse stock split would not be legally possible because of the necessity to obtain a permit from the California Department of Corporations which Department policy prohibits. We have included, however, an explanation why Orient would not consider a reverse stock split at any rate not sufficient to eliminate all other stockholders.

(c) Except as we have disclosed in connection with the decision not to pursue a tender offer, the size of the consideration to be paid for the OSE common stock had no impact on the decision to pursue the transaction by means of a statutory merger. We have included a statement to that effect, and have revised our disclosures to make clear that maintaining the status quo was not a viable alternative.

Reasons for the Merger

4. In place of the embedded lists which you asked to be removed, we have inserted a chart to disclose the itemized cost savings, including an itemized breakdown of the anticipated Sarbanes-Oxley compliance costs savings.

Factors Considered

5. We have revised the disclosure in accordance with your request.

6. We have revised the disclosure to make clear that shareholders’ ability to sell their shares will no longer be dependent on the market alone, which for a long period of time has traded thinly and at very low levels, and that they may either accept the Cash Consideration or obtain fair value of their shares as determined by a court, by asserting appraisal rights under Delaware law.

7. We have revised the disclosure to reflect fairness as to unaffiliated shareholders separately.

8. (a) We have revised the disclosure to indicate which of the factors outlined in Instruction 2 to M-A Item 1014 were determined by our boards to be either immaterial or irrelevant to our determination of the overall fairness of the transaction, and the reasons for those determinations.

(b) We believe that your further comment regarding insulation from liability reflects a misunderstanding of the purposes and use we have made of the Fairness Opinion. We obtained the Fairness Opinion in order to secure an independent expert affirmation of our determination that payment of $0.006 per share in exchange for the outstanding shares of OSE common stock is fair to OSE and its shareholders. We do not claim, and have not asserted, that the Fairness Opinion insulates us from liability for our determination. Moreover, there are of course other factors besides price to be considered in determining overall fairness as required by M-A Item 1014. The Fairness Opinion, however, is limited to a discussion and analysis only of the fairness of the Cash Consideration to be paid. It is not intended to be an analysis of overall fairness of the entire transaction in accordance with the factors outlined in Instruction 2 and we did not obtain it for that purpose. We believe, however, that the Fairness Opinion fully analyzes and discusses all relevant and materially important factors necessary to reach a decision as to the fairness of the Cash Consideration. We have revised the fairness discussion to clarify this distinction.

9. We have revised our disclosure to indicate our belief that the lack of the “procedural safeguards” is outweighed by the substantive features of the transaction, including most importantly the fairness of the price itself and the effect of the Merger to enable all shareholders to obtain value for their shares and, to the extent available with respect to each shareholder, the tax benefit of a capital loss.

10. Since all shareholders will receive the same per share Cash Consideration for their shares, our boards of directors believed it appropriate to obtain an opinion as to the fairness of the Cash Consideration to all shareholders. At our request, however, FSCG has agreed to modify its Fairness Opinion to provide its opinion with respect to the fairness of the payment of the Cash Consideration to unaffiliated stockholders separately. In addition, our boards have reviewed and revised their fairness determinations to focus on unaffiliated stockholders and we have revised our disclosures accordingly.

Opinion of the Board’s Financial Advisor

11. We have revised our disclosures to provide more information about the selection process for our financial advisor and to describe the advisor’s qualifications.

12. Our boards of directors determined the amount of the Cash Consideration. We have revised our disclosures to reflect more accurately the process of our determinations. We note and apologize for one mistake in the disclosures in the Preliminary Information Statement and in the Fairness Opinion which apparently misled you. At no time did any of our boards ever determine to pay consideration of $0.01 per share, or to “reduce” the proposed consideration, and the contrary assertion in the Fairness Opinion (under the heading “Financial Issue”) was a mistake which we failed to detect and correct prior to our initial filings. The facts are that, prior to rendering its opinion, our financial advisor reviewed a preliminary draft of the Information Statement as prepared by our legal counsel, that draft included the $.01 figure inserted by counsel merely as a place holder based upon the current market price when counsel commenced to prepare the draft in May of this year, and counsel were not aware that the financial advisor had misinterpreted the draft to signify that our boards of directors had determined to pay $0.01 per share. FSCG has revised the Fairness Opinion to correct this misunderstanding.

13. We have revised the carryover paragraph in accordance with your request. Our intent was to indicate only that the Fairness Opinion does not constitute an appraisal of the OSE common stock, but is, rather, an opinion as to the fairness of the proposed Cash Consideration from a financial point of view.

14. The weight given by the financial advisor to the three analyses has been disclosed in Schedule 1 to the Fairness Opinion. We have revised the Information Statement disclosure to disclose the weights given to the three analyses and the reasons for the weighting given. In addition, FSCG has revised the Fairness Opinion to disclose and explain its reasons for the weighting.

15. We believe, as does the financial advisor, that an actual transaction to sell OSE would probably include a “control” premium even though, given the financial condition of OSE, both the price and any premium obtainable would be extremely low. No offers to acquire the company have been received since OSET became its controlling shareholder in 1999. We have revised our disclosures to clarify the sentence to which your Comment refers.

16. We have revised our disclosures to present both the financial projections provided to FSCG by OSE management and all material assumptions of OSE management underlying them. The projections are also set forth in Schedules 7-8 to the Fairness Opinion.

17. A list of companies comparable to OSE was provided by OSE management to FSCG at its request. We have provided additional disclosures concerning the criteria used by management to select the list of comparable companies.

18. We believe that pages 12-15 of the Preliminary Information Statement as filed clearly summarize the financial advisor’s analyses, and assume that your comment derives from the bold paragraph on page 11. To preclude misunderstanding of that paragraph, we have revised the text and formatting and have moved the paragraph to the end of the discussion.

19. You indicated to Mr. Carr that your comment was intended to elicit disclosure, with respect to all three forms of analysis, of the per share value indicated by each analysis. Although we believe these values have already been disclosed, we have further revised the disclosures to clarify the per share and total company values calculated with respect to each method.

20. “Forward multiples” is simply a variant of the term “market multiple” that is used to refer specifically to the calculation of market multiples with respect to projected, as distinct from historical, revenues. The “forward multiples” are not “chosen,” but rather are calculated with respect to the comparable companies, based upon the calculations of historical multiples based upon historical revenues. Our financial advisor has revised its Fairness Opinion to substitute the more easily understood term “multiple applied to projected revenue,” and we have revised the disclosure regarding calculation of market multiples to clarify the methodology of the calculation.

21. The Fairness Opinion and our related disclosures have been revised to accommodate your request. Which method to use is a highly judgmental decision, and we assume you will appreciate the difficulty of simplifying analyses, especially the Speculative Option Analysis method, which involve technical terms and calculations. In addition, the Fairness Opinion has been revised to eliminate its reference to limiting conditions in the engagement letter

22.	Please see our response to Comment #12 above.

23. At your suggestion, we have reviewed the Division’s current position on investment banker disclaimers set forth in the November 14, 2005 update to its Current Issues Outline (Item II.D.1). Our financial advisor has revised the Fairness Opinion and we have revised our related disclosures to indicate that the financial advisor has authorized our distribution of the Fairness Opinion to our stockholders for the purpose of their decision whether to accept the Cash Consideration as fair value for their shares.

24. The assumptions and limiting conditions contained in the Fairness Opinion (at page B-6 of the original filing) were set forth on page 12 of our original filing. We believe they provide already the information requested in your comment. No additional material limitations on the financial advisor or the Fairness Opinion are contained in our engagement letter with our financial advisor.

25. We have included in our disclosures a statement that the financial advisor has consented to the use of its Fairness Opinion in the Information Statement.

Analysis of the Board of Directors

26. We have revised the header and text of this section to reflect that these determinations were reached by OSE’s board of directors.

27. We have revised our disclosures to clarify how each of the factors considered supports (or does not support) the determination of our board of directors that the transaction is fair to OSE’s unaffiliated stockholders.

28. We believe that our disclosures on this issue are clear, and are uncertain whether your comment is directed at the board’s conclusions themselves or at how the board arrived at them. OSE stockholders have no realistic prospect of any future return on their investment, due to the company’s heavy debt load to its affiliate OSET and to OSET’s priority position. These factors clearly affect the analyses of potential future value, both by our financial advisor and by our boards of directors. From that perspective, any payment in liquidation of OSE’s common shares will exceed what stockholders could reasonably expect either immediately, if the company were liquidated, or in a number of years if the status quo were maintained. Hence, we do not believe it was difficult or in any way contrary to good business judgment for the OSE board to reach the conclusion that providing small but fair compensation (which under Delaware law could be challenged in court) is a far better outcome for OSE’s unaffiliated stockholders than the uncertainty of continuing to hold highly illiquid and nearly valueless stock in a company whose future prospects will be affected by the same industry and business risks which contributed to its financial decline in the first place. We do not know how we could express this more clearly without obscuring the point. The Division’s Interpretive Release No. 17719 (Q.21) acknowledges that fairness determinations “cannot always be addressed with mathematical precision.” The board’s determination to which you refer reflects this, since it involves a balancing of different factors, apples and oranges as it were. Nonetheless, we have attempted to restate how and why our boards reached their various conclusions, and hope that you will agree that our revisions satisfactory.

General Examples of Potential Effects of the Merger

29. In conference with Mr. Carr, you advised us that your request that we disclose “all” effects of the merger on OSE was not to be taken literally, and that your comment was intended to advise that the disclosure should clearly disclose all likely material effects. We have revised the header and text of this section of the Information Statement accordingly. The company has neither net earnings nor net book value, except in a negative sense, and the only affiliate which will possess any interest in the company after the transaction will be OSET. We have also amended our disclosure to state this outcome.

Background of the Transaction

30. This section of the Preliminary Information Statement was intended to provide an overview of OSE’s history, with emphasis on its financial decline and OSET’s series of investments. In response to your comment, we have revised the header to this section and have included separately, under this header, a detailed disclosure of all meetings, discussions and negotiations relating to the privatization transaction.

31. The only report, written or oral, presented by the financial advisor was the Fairness Opinion itself, which was first submitted to OSE management in draft form for its review in late August 2005. Prior to and after the preparation of this draft, the financial advisor had contacts with management and OSE’s legal counsel to request documents and other information required to conduct its analyses and to prepare the Fairness Opinion. The finalized document was distributed to the OSE board of directors for the first time prior to its meeting on October 11, 2005, to consider and give final approval to the transaction agreements and related documents. The financial advisor’s representative participated in that board meeting, delivered its report and conclusions, and answered questions raised by the board. In addition, and in response to the Comment Letter and at OSE’s request, FSCG further revised the Fairness Opinion to make clear its application to OSE’s unaffiliated stockholders as a separate group and the right of such stockholders to rely on its conclusions. The revised Fairness Opinion was presented to and accepted by OSE’s Board of Directors on December 9, 2005. No other reports, discussions or presentations by the financial advisor, written or oral, were delivered or occurred. We have revised our disclosures to include these further details.

Appraisal Rights

32.	We have made the changes which you requested.

Material United States Federal Tax Consequences

33. We know of no reason why the tax consequences of the privatization for OSE’s affiliates as stockholders should differ from the tax consequences for our unaffiliated stockholders. Aside from OSET itself, OSE’s only other affiliate stockholders, to its knowledge, are its President Edmond Tseng and Dr. Eugene Duh, the Chairman of OSET. We have revised our disclosure to clarify this point. OSEA, as the surviving entity in the merger, will be the only entity which possesses any “advantage” relating to use of OSE’s NOL carryforwards after the merger, since OSET’s interest in OSE is carried on its books as an investment. We do not expect that the merger will have any effect on the ability of the surviving company to use the NOL carryforwards. However, as OSE’s financial statements reflect, OSE has already determined that it is unlikely that it will be able to take advantage of most of its NOL carryforwards and has reserved for that outcome. Please see Note 9 to OSE’s Financial Statements contained in its Form 10-K for the year ended December 31, 2004, included as Appendix D to the Preliminary Information Statement. We have added a disclosure of these facts and conclusions to the tax discussion. Finally, we have disclosed that tax considerations were of no weight in determining how to structure the going private transaction.

Financial Statements

34. With our revised filings we have substituted OSE’s third quarter Report on Form 10-Q in place of the second quarter filing. The Form 10-Q was filed with the Commission on November 16, 2005.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

OSE USA, Inc.

By:	/s/ Edmond Tseng
Edmond Tseng, President
OSE Acquisition Corporation

By:	/s/ Edmond Tseng
Edmond Tseng, President
Orient Semiconductor Electronics Limited

By:	/s/ Eugene C.Y. Duh
Eugene C.Y. Duh, President